

Dan Marek

Co-founder of Scrapp ♻️

United Kingdom · **Contact info**

500+ connections

Scrapp

Heriot-Watt University

Experience

Co-Founder
Scrapp
Nov 2019 – Present · 2 yrs
Massachusetts, United States

Structural Engineer Intern
Eckersley O'Callaghan
May 2019 – Aug 2019 · 4 mos
London, United Kingdom

Bartender Manager
Edinburgh University Students' Association
Aug 2017 – Sep 2017 · 2 mos
Pleasance Theatre Bar Edinburgh

Sales Marketing Assistant
SKYDIVE BUZZ LIMITED
Jun 2015 – Jul 2015 · 2 mos
Dunkeswell Airfield

Architectural Intern
Walker Nicholas Architects
May 2015 – Jun 2015 · 2 mos
York, United Kingdom

Education

Heriot-Watt University
Master's Degree, Structural Engineering, First-Class Honours
2016 – 2021

University of New Hampshire
Master of Engineering - MEng, International Exchange
2019 – 2020

Volunteer experience

Assistant
Edinburgh Food Project (North West, Central and East Foodbanks)
Mar 2016 – May 2016 · 3 mos
Poverty Alleviation